 EXHIBIT 21.1

AKORN, INC.
LISTING OF SUBSIDIARIES OF THE REGISTRANT
As of December 31, 2013

Legal Entity Name	Incorporation	Ownership

Registrant / Parent Corporation:
Akorn, Inc.	Louisiana	Shareholders (NASDAQ: AKRX)

U.S. subsidiaries of Akorn, Inc.:
Advanced Vision Research, Inc.	Delaware	Akorn, Inc. (LA)
Akorn (New Jersey), Inc.	Illinois	Akorn, Inc. (LA)
Akorn Animal Health, Inc.	Delaware	Akorn, Inc. (LA)
Akorn Enterprises, Inc.	Delaware	Akorn, Inc. (LA)
Akorn Ophthalmics, Inc.	Delaware	Akorn, Inc. (LA)
Inspire Pharmaceuticals, Inc.	Delaware	Oak Pharmaceuticals, Inc. (DE)
Oak Pharmaceuticals, Inc.	Delaware	Akorn, Inc. (LA)
Akorn-Strides, LLC	Delaware	Akorn, Inc. (LA) (50% owned)

Foreign subsidiaries of Akorn, Inc.:
WorldAkorn Pharma Mauritius	Mauritius	Akorn, Inc. (LA)
Akorn India Private Limited	India	WorldAkorn Pharma Mauritius